

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2022

Neal Menashe
Chief Executive Officer
Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR

> **Re: Super Group (SGHC) Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 7, 2022**
> **File No. 333-263800**

Dear Mr. Menashe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed June 7, 2022

Cover Page

1.   Please refer to the fifth paragraph of the prospectus cover page. Please revise to disclose the potential profit for all selling securityholders not just the Founder Holders. In this regard, we note your disclosure on page 20 that based on a closing price of your ordinary shares of $7.00, the selling securityholders, if they sold all of the shares registered for sale by this prospectus, would experience a potential profit of up to approximately $3.36 billion in the aggregate.

You may contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian Leaf